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                                                                    EXHIBIT 9


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


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GREAT NECK CAPITAL
APPRECIATION L.P.,
                                                C. A. No. 15571-NC
                    Plaintiff,

   - against -

CYRIL J. YANSOUNI,                              CLASS ACTION COMPLAINT
FREDERIC SCHWETTMANN, W. J.
ALMON, M. L. HACKWORTH,
J. G. LINVILL, and READ-RITE
CORPORATION,

                    Defendants.
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        Plaintiff alleges on knowledge as to his own acts and upon information and belief as to all other matters, as follows:


                              NATURE OF THE ACTION
                              --------------------

        1. This action is brought on behalf of the public stockholders of Read-Rite Corporation ("Read-Rite" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in the Company. The individual defendants have wrongfully refused to take the steps necessary to maximize stockholder value, including properly considering a bona fide offer for the Company from Applied Magnetics Corporation ("Applied Magnetics"). By failing and refusing to take such steps, including adequately considering the offer, defendants have breached their fiduciary duties to plaintiff and the class. The individual defendants are using their fiduciary positions of control over Read-Rite in order to entrench themselves




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in their positions with the Company and to thwart others in their legitimate attempts to acquire Read-Rite.

                                    PARTIES
                                    -------

        2. Plaintiff is and, at all relevant times has been, the owner of shares of Read-Rite common stock.

        3. Read-Rite is a corporation duly organized and existing under the laws of the State of Delaware. Read-Rite produces and sells thin magnetic recording heads for rigid disk drives. Read-Rite maintains its principal executive offices at 345 Los Coches Street, Milpitas, California 95035. Read-Rite has approximately 47,117,632 shares of common stock outstanding and thousands of stockholders of record. Read-Rite's stock trades over the NASDAQ National Market System.

        4. Defendant Cyril J. Yansouni ("Yansouni") is the Chief Executive Officer and Chairman of the Board of Directors of Read-Rite.

        5. Defendant Frederic Schwettmann ("Schwettmann") is the President, Chief Operating Officer, and a director of Read-Rite.

        6. Defendants W. J. Almon, M. L. Hackworth, and J. G. Linvill are directors of Read-Rite.

        7. The defendants named in paragraphs 4 through 6 are hereinafter referred to as the "Individual Defendants."

        8. Because of their positions as officers/directors of the Company, the Individual Defendants owe fiduciary duties of



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loyalty and due care to plaintiff and the other members of the class.

                            CLASS ACTION ALLEGATIONS

        9. Plaintiff brings this case in its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants), who are and will be threatened with injury arising from defendants' actions as described more fully below (the "Class").

        10.     This action is properly maintainable as a class action because:

                a. The Class is so numerous that joinder of all members is impracticable. The Company has thousands of stockholders who are scattered throughout the United States.

                b. There are questions of law and fact common to the Class including, inter alia, whether:

                        (1) defendants have breached their fiduciary duties owed to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize stockholder value, including considering the sale of Read-Rite;

                        (2) defendants have engaged in a plan and scheme to thwart and reject offers and proposals from third parties, including the offer made by Applied Magnetics; and

                        (3) plaintiff and the other members of the Class are being and will continue to be injured by the wrongful



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conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

                c. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

                d. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

                e. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole are appropriate.

                            SUBSTANTIVE ALLEGATIONS

        11. On February 24, 1997, Applied Magnetics confirmed that it had offered to acquire Read-Rite in a transaction whereby Read-Rite shareholders would receive 0.679 of an Applied Magnetics share for each common share of Read-Rite. The stock-for-stock



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exchange values Read-Rite stock at $37.50 per share in a transaction with a total value of approximately $1.7 billion.

        12. Based on the closing price of Read-Rite's stock on February 21, 1997, the offered consideration represented a 33% premium over the market price of the Company's stock.

        13. Applied Magnetics also reported that it would immediately commence a consent solicitation to replace Read-Rite's directors with a slate of directors who would endorse the proposed transaction. The appointment of new directors is intended to maximize shareholder value by ensuring that the Applied Magnetics's offer is dealt with fairly and in accordance with sound principles of corporate governance and that the Read-Rite Board respects the views of its shareholders.

        14. There will be significant cost-saving synergies if the proposed transaction is permitted to go forward. Applied Magnetics stated that it expected that a combination of cost savings, manufacturing efficiencies, and revenue enhancements would produce "estimated incremental gains in pre-tax earnings of more than $100 million."

        15. Applied Magnetics further projected that a combined company would have annualized revenue of $1.8 billion and a roughly 30% market share.

        16. Applied Magnetics has attempted to enter into discussions with representatives of the Read-Rite Board of Directors on several occasions since May 1996 but to no avail. Applied Magnetics said that "on a number of occasions" it had


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"expressed its desire to negotiate a friendly transaction."  However,
Read-Rite's total failure to respond to the friendly overtures has sent the message that it is not interested in even exploring a possible combination with Applied Magnetics.

        17. Despite the repeated attempts by Applied Magnetics to negotiate a friendly transaction, the only response by Read-Rite after it learned of the hostile takeover proposal was that it was "surprised to receive the letter from Applied Magnetics" and that it would review the proposal in due course.

        18. Defendants' failure to act promptly upon Applied Magnetics's offer has no valid business purpose, and simply evidences their disregard for their duty to maximize shareholder value. By failing to meet promptly and negotiate, or offer to meet and negotiate, with Applied Magnetics, defendants are depriving plaintiff and the Class of their right to receive the maximum value for their Read-Rite shares.

        19. Read-Rite represents a highly attractive acquisition candidate. Defendants' conduct is depriving Read-Rite's public stockholders of the control premium that Applied Magnetics is prepared to pay, and of the even greater enhanced premium that further negotiation or exposure of Read-Rite to the market could provide.

        20. Defendants owe fundamentally fiduciary obligations to Read-Rite's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently


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so that the interests of Read-Rite's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.

        21. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

        22. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public stockholders of Read-Rite.

        23. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Read-Rite's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Read-Rite's common stock.

        24. Plaintiff seeks preliminary and permanent injunctive relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their right to realize full and fair value for their stock at a premium over the market price, and from unlawfully entrenching themselves in their positions of


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control, and to compel defendants to carry out their fiduciary duties to maximize stockholder value.

        25. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict. Defendants are precluding the enjoyment by Read-Rite stockholders of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would provide consideration for all shares at a premium price.

        26. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owned to plaintiff and the members of the Class, and will prevent the sale of Read-Rite at a substantial premium, all to the irreparable harm of plaintiff and other members of the Class.

        27. Plaintiff and the Class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment as follows:

                (a) Declaring this to be a proper class action and certifying plaintiff as class representative;

                (b) Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

                        (i) cooperate fully with entity or person, including Applied Magnetics, having a bona fide interest in proposing any transaction that would maximize stockholder value

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including, but not limited to, a merger or acquisition of Read-Rite;

                        (ii) immediately undertake an appropriate evaluation of Read-Rite's worth as a merger/acquisition candidate;

                        (iii) take all appropriate steps to enhance Read-Rite's value and attractiveness as a merger/acquisition candidate; and

                        (iv) take all appropriate steps to effectively expose Read-Rite to the marketplace in an effort to create an active auction of the Company.

                (c) Ordering the Individual Defendants, jointly and severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                (e) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

                (f) Granting such other and further relief as may be just and proper.

                                        ROSENTHAL, MONHAIT, GROSS
                                           & GODDESS, P.A.

                                        By: /s/
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                                        Suite 1401 Mellon Bank Center
                                        919 Market Street
                                        Wilmington, Delaware 19899
                                        Attorneys for Plaintiff
Of Counsel:

WECHSLER HARWOOD
 HALEBIAN & FEFFER LLP
805 Third Avenue
New York, New York 10022
(212) 935-7400


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